Exhibit (d)(2)

EXPENSE LIMITATION AGREEMENT
NORTH AMERICAN GOVERNMENT BOND FUND, INC.
CLASS C SHARES

THIS EXPENSE LIMITATION AGREEMENT is made as of the 1st day of March 2015 by and between NORTH AMERICAN GOVERNMENT BOND FUND, INC., a Maryland corporation (the “Fund”), and INTERNATIONAL STRATEGY & INVESTMENT INC., a Delaware corporation (“ISI” or the “Advisor”), with respect to the following:

WHEREAS, ISI serves as the Fund’s investment advisor pursuant to an Investment Advisory Agreement dated December 15, 1992; and

WHEREAS, ISI has agreed to reimburse expenses with respect to the Class C Shares of the Fund so that the total annual operating expenses of the Class C Shares do not exceed 1.85% of the average daily net assets of the Class C Shares of the Fund; and

WHEREAS, the Fund and ISI desire to formalize this expense reimbursement arrangement for a one-year period beginning on March 1, 2015 and ending February 29, 2016.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.            ISI agrees to reimburse the expenses of the Class C Shares of the Fund for a period from March 1, 2015 through February 29, 2016 to the extent necessary so that the total annual operating expenses of the Class C Shares of the Fund do not exceed 1.85% of its average daily net assets.

2.            Upon the termination of the Investment Advisory Agreement this Agreement shall automatically terminate.

3.            Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”) shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (the “SEC”) issued pursuant to the 1940 Act.  In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order.  Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

NORTH AMERICAN GOVERNMENT BOND FUND, INC.

By:	/s/ Carrie L. Butler
Name:	Carrie L. Butler
Title:	Vice President

INTERNATIONAL STRATEGY & INVESTMENT INC.

By:	/s/ R. Alan Medaugh
Name:	R. Alan Medaugh
Title:	President